NEWS RELEASE

Crosshair Energy Prepares for Transition with New President & CEO

April 25, 2012	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce the appointment of Mr. Mark Ludwig, PE, as President & CEO effective April 30, 2012 and the appointment of Mr. Chris Healey to Crosshair’s Board of Directors, effective April 25, 2012.

Mr. Ludwig was appointed Chief Operating Officer in July 2011 and brings more than 30 years of mining, management and mineral exploration and development experience to his new role. Mr. Ludwig takes over from Mr. Stewart Wallis, who is retiring from his role as President & CEO but will remain as a member of Crosshair’s Board of Directors and a consultant to Crosshair as well as the entire Forbes West group of companies.

Mark Ludwig, Crosshair’s incoming President & CEO stated, “Crosshair is well positioned to take full advantage of today’s market conditions. I am excited by the opportunity to grow Crosshair into a significant player in the global uranium industry.”

Mr. Ludwig, PE, MBA earned a Mining Engineering degree from the Colorado School of Mines and an MBA from Regis University. Prior to joining Crosshair, he was the Vice President of Operations of Neutron Energy. From 2005 to 2008 he was employed by Hecla Mining Company as a Senior Mining Engineer/Project Manager and later as Manager of Corporate Development.  From 1984 until 2005 he worked in various positions with BHP Billiton including as a Senior Project and Mining Engineer. Mr. Ludwig will continue to be based in Denver, Colorado.

“We are extremely pleased that Mark has agreed to take the helm,” says Mark Morabito, Executive Chairman for Crosshair. “Mark has been an essential component in helping to guide the company through the recent market uncertainty and his intimate knowledge of Crosshair’s projects, as well as the North American uranium sector, will be critical in successfully moving us forward. I would also like to convey my deepest appreciation to Stew Wallis for his years of dedicated service leading Crosshair in the establishment and expansion of its resource base both in Labrador and Wyoming.”

Crosshair is also pleased to announce the appointment of Mr. Chris Healey P.Geo., to the Board of Directors. Mr. Healey is a licensed professional geologist in British Columbia, Saskatchewan and Wyoming with over 40 years of experience in the natural resources industry, with particular emphasis on uranium exploration and extraction.  He has held senior positions with Cameco Corporation, the world's largest uranium producer, where he served for over 20 years and managed its US operations.  Most recently, Mr. Healey was President and CEO of Titan Uranium Corp. prior to its merger with Energy Fuels Inc. He is currently President and CEO of Galaxy Capital Corp, having been appointed to this role on March 1, 2012, in addition to serving on the boards of Galaxy Capital Corp, Carmax Mining Corp and Ansell Capital Corp.

Mr. Healey graduated with a Bachelor of Science degree in Geology from the University of Wales, Swansea in 1968. He also served as the national president of the Geological Society of Canadian Institute of Mining, Metallurgy and Petroleum. In addition to belonging to several key industry associations, he has published several scientific papers on resource and reserve evaluations.

Mr. Healey will be taking over the Board seat vacated by Mr. Ian Smith, who is retiring as a director of Crosshair. Crosshair would like to express its appreciation to Mr. Smith for his five and a half years of exemplary service.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada.  Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the potential economic benefits to Labrador, mineral resource estimates on the Company’s properties and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.